July 22, 2019

Senan Murphy
Finance Director
CRH PUBLIC LTD CO
Belgard Castle, Clondalkin
Dublin 22, Ireland

       Re: CRH PUBLIC LTD CO
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 001-32846

Dear Mr. Murphy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction